SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
TAX ID (CNPJ/MF) No. 02.808.708/0001-07
NIRE 35.300.157.770

Publicly-Held Company

NOTICE TO SHAREHOLDERS

Companhia de Bebidas das Américas - AmBev hereby publicly informs that, in the Shareholders’ Extraordinary General Meeting held on 04.20.06, the issuance of 8,688,120 common shares and 7,673,192 preferred shares, at the price of R$0.769230 and R$0.906980, respectively, has been approved. The shares then issued were fully subscribed and paid-in through the partial capitalization of the tax benefit obtained by the Company with the partial amortization of the special premium reserve in the fiscal year of 2005, in the benefit of the controlling shareholders, resulting in an increase of Company’s capital in the amount of R$13,642,595.22.

As set forth by Article 84, item IX of Law No. 6,404/76, applicable in this case as a result of paragraph 6 of Article 170 of the same law, it was granted to Company’s other shareholders the right to subscribe for additional shares, in the proportion of their respective corporate interests, at the same price referred in the above paragraph, for payment in cash upon subscription, in the proportion of 1 new common or preferred share for each 3,967 common or preferred shares, as the case may be, held on April 20th, 2006.

The subscription right may be exercised by Company’s shareholders within a 30-day period initiating on 04.26.06 and ending on 05.25.06, being the Company’s Board of Directors empowered to, upon the ending of referred period, verify the subscription actually occurred and proceed with the filing of the relevant resolution with the Registrar of Companies (Law No. 6,404/76, Article 166).

The shares issued will be entitled to all dividends that may be declared by the Company.

Since the new shares will not be registered under the Securities Act of 1933, the right to subscribe same may not be offered or sold neither in the United States of America nor to north-americans.

Notwithstanding the preceding paragraph, all of Company’s shareholders willing to negotiate their subscription rights may do so from 04.26.06 until 05.18.06, provided that the shareholders whose shares are held in custody with Banco Itaú S.A. must request from such institution the respective assignment of rights bulletin, which will be issued by Banco Itaú S.A., or instruct their preferred dealer to negotiate it directly in the stock exchanges.

Once a bulletin for the assignment of rights is issued, as provided for in the preceding paragraph, and upon the consummation of such an assignment of rights, the assignor must sign the overleaf of referred bulletin and have his/its signature notarized.

The Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e custódia – CBLC) may subscribe new shares under its name, in the proportion of its rights, as a fiduciary holder, corresponding to the amount of the shares held in custody.

There will not be unsubscribed shares since there will a capitalization of existing credits in a current account, provided only that the shareholders’ subscription right to additional shares is assured.

The credit of the subscribed shares will made on the next day following the Board of Directors’ meeting deliberating on the capital increase.

São Paulo, April 20th, 2006

João Mauricio Giffoni de Castro Neves
Investor Relations’ Officer
Companhia de Bebidas das Américas – AmBev

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor
Relations